Austrian

RECEIVED

2007 OCT 15 P 1:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07027259

September 27, 2007

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

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T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496

Austrian

September 27, 2007

Ad-hoc Release

SUPERVISORY BOARD DECIDES TO ADVERTISE TWO ADDITIONAL BOARD OF MANAGEMENT POSITIONS

In its meeting held today, the Supervisory Board of Austrian Airlines AG reached a decision to advertise two new positions on the company's Board of Management in accordance with the Law on Staffing. Under the overall leadership of CEO Alfred Ötsch and in addition to CFO Thomas Kleibl, the existing Board of Management will acquire two new members as a result of the change.

Working on the strength of recommendations made in an analysis carried out by the consultancy Directure, the Supervisory Board decided that Austrian Airlines will be managed in future by a Board of Management consisting of four people. Dr. Peter Michaelis, Chairman of the Supervisory Board of Austrian Airlines, made the following comment: "There are benefits of reuniting Technical Services and Operations under the overall management of just one person – the COO. In addition to this, we believe that for a service provider such as Austrian Airlines, it is both sensible and forward-looking to assign the field of marketing and sales (Commercial) a separate member of the Board of Management to cover the market side of our business. The increasingly aggressive market environment and ever more complex nature of the airline business also need to be reflected in our management structure through their own member of the Board. This will also create the best possible conditions for ensuring AUA continues to function as an independent company from its small domestic market."

As a result of the change, two additional Board of Management positions will be advertised, for the Commercial (CCO) and Operations (COO) Divisions. Human resources consultant Spencer Stuart has been commissioned to carry out the search for both new positions. Following expiry of the application deadline of four weeks, the positions will both be filled as quickly as possible.

For further information Österreichische Industrieholding AG: Dr. Elisabeth Leeb, Dresdner Strasse 87, 1201 Wien, Tel.: +43/1/711 14-240, Mobil: +43/664/13 40 333, elisabeth.leeb@oiag.at, www.oiag.at.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 **11231** / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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